LEADER FUNDS TRUST

315 W. Mill Plain Blvd., Suite 204

Vancouver, WA 98660

CEROS FINANCIAL SERVICES, INC.

1445 Research Blvd., Suite 530

Rockville, MD 20850

April 25, 2019

Ms. Lisa Larkin

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:  Post-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), of Leader Funds Trust (the “Registrant”) (File No. 333-230174)

Dear Ms. Larkin:

On behalf of the above referenced Registrant and its principal underwriter, Ceros Financial Services, Inc, pursuant to the requirements of Rule 461 under the Securities Act, we respectfully request that the effectiveness of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on April 24, 2018 (Accession number 0001580642-19-002068) be accelerated to Friday, April 26, 2019, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration. Please contact Tina Bloom at 513-708-6391 if you have any questions or need further information.

/s/ John E. Lekas	/s/ M. Catherine Ayers-Rigsby
John E. Lekas	M. Catherine Ayers-Rigsby
President	Chief Executive Officer
Leader Funds Trust	Ceros Financial Services, Inc.